SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004
Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant’s name into English)

SCS — Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☑

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Date: June 24, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY
By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Confidential

TRANSACTION ADVISORY SERVICES

April, 2004

# Economic-Financial Valuation Report

ERNST & YOUNG

Quality In Everything We Do

Condomínio São Luiz Tower I – 8th Floor Av. Pres. Juscelino Kubitschek, 1830 04543-900 – São Paulo – Sp – Brazil	Telephone: (11) 3523-5372 Fax: (11) 3523-5499

São Paulo, April 28th, 2004.

To
Board of Directors
TCO Celular Participações S.A.
SCS Quadra 2 BL C 226, 7th floor
Brasília – DF – Brazil

Dear Sirs.

As per your request, we present the economic-financial valuation report of the companies TCO Celular Participações S.A. (“TCO Holdings” or “TCO”); Teleacre Celular S.A., Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A. and Norte Brasil Telecom S.A. (“TCO Operators”), based on their future profits projection, by applying the Discounted Cash Flow methodology.

The values obtained from the TCO Holdings and TCO Operators economic-financial valuations should be used for the following purposes: i) as value references for the TCO Operators stocks merger operation into TCO Holdings according to the Federal Law n. 6.404/76, Article 252, §1st; ii) as value references for the goodwill transference operation involving the Vivo Group companies Telesp Celular Participações S.A. (“TCP”) and TCO according to the CVM Instruction n. 319. Therefore, the economic-financial valuations presented herein should not be used for any other purpose.

The reference date of this report is March 31st, 2004, and the considered projection period is 9 (nine) years and 9 (nine) months from April 2004 to December 2013 and perpetuity.

This report addresses the objective, scope, procedures and methodology adopted and our conclusions on the marketing and operating assumptions that involved the calculation of the companies economic values.

As a final result of this work, we obtained the fair market values ranging from:

i)	R$ 6,758,716 thousand (six billion, seven hundred fifty-eight million, seven hundred sixteen thousand reais) to R$ 8,712,015 thousand (eight billion, seven hundred twelve million and fifteen thousand reais) for TCO Holdings (Consolidated);

ii)	R$ 141,839 thousand (one hundred forty-one million, eight hundred thirty-nine thousand reais) to R$ 178,388 thousand (one hundred seventy-eight million, three hundred eighty-eight thousand reais) for Teleacre;

iii)	R$ 1,761,203 thousand (one billion, seven hundred sixty-one million, two hundred and three thousand reais) to R$ 2,217,425 thousand (two billion, two hundred seventeen million, four hundred twenty-five thousand reais) for Telegoiás;

Condomínio São Luiz Tower I — 8th Floor Av. Pres. Juscelino Kubitschek, 1830 04543-900 — São Paulo — Sp — Brazil	Telephone: (11) 3523-5372 Fax: (11) 3523-5499

iv)	R$ 1,173,650 thousand (one billion, one hundred seventy-three million, six hundred fifty thousand reais) to R$ 1,472,669 thousand (one billion, four hundred seventy-two million, six hundred sixty-nine thousand reais) for Telemat;

v)	R$ 737,915 thousand (seven hundred thirty-seven million, nine hundred fifteen thousand reais) to R$ 923,703 thousand (nine hundred twenty-three million, seven hundred and three thousand reais) for Telems;

vi)	R$ 315,139 thousand (three hundred fifteen million, one hundred thirty-nine thousand reais) to R$ 398,332 thousand (three hundred ninety-eight million, three hundred thirty-two thousand reais) for Teleron;

vii)	R$ 1,214,947 thousand (one billion, two hundred fourteen million, nine hundred forty-seven thousand reais) to R$ 1,660,248 thousand (one billion, six hundred sixty million, two hundred forty-eight thousand reais) for Norte Brasil Telecom;

For the TCO Operators stocks merger operation into TCO Holdings (except for Norte Brasil Telecom, which is a full controlled company yet) we obtained the following average ratios from the division of TCO Holdings (Consolidated) average fair market value per 1,000 stocks by each TCO Operators average fair market value per stock:

ii) 3.921 for Teleacre;
iii) 14.370 for Telegoiás;
iv) 90.563 for Telemat;
v) 31.957 for Telems;
vi) 23.886 for Teleron;

We point out that, if the mentioned ratios are utilized, the stocks substitution relations fixed on the corporate documentation related to the stocks merger operation will guarantee, by the economic-financial point of view, equal treatment for all the companies involved. The mentioned ratios consider the total number of stocks offered by the companies, except the stocks in treasury, without any class or type distinction.

We thank you for the opportunity you have given us to cooperate with TCO and the assistance given by your officers and staff during this work.

Sincerely,

Carlos Alberto Miranda	Sérgio Almeida
Partner	Manager
Ernst & Young	Ernst & Young — TAS

SUMMARY

Transaction Advisory Services

I – GENERAL CONSIDERATIONS

To reach the objective of our economic-financial valuation work, we have applied procedures, always based on historical, economic and market facts. The amounts presented herein result from historical financial and managerial data analysis, as well as projections of future events and the following should be taken into consideration:

•	All considerations presented are derived from the opinions of the advisors of Ernst & Young Consultores Associados Ltda. (“Ernst & Young”) and the TCO professionals, based on data and facts contained herein;

•	None of Ernst & Young advisors, partners or professionals has any financial interest in TCO Operators or their controller company TCO Holdings, which characterizes their independence. The fees estimated for carrying out this job are not based on nor related to the values reported herein;

•	This job was carried out based on accounting and management information provided by executives and employees of TCO, and were considered to be true, since the scope of this project does not include any type of auditing procedure. Therefore, Ernst & Young does not assume any future responsibility for the accuracy of the historical information used in this report;

•	Our work includes the gathering of information from the directors and managers of TCO that we deem reliable. However, we do not undertake any further responsibility for its accuracy;

•	Some of the considerations described herein are based on future events, which were part of the TCO expectations and those of the advisors at the time of the valuations. Such future events may not occur and the results presented herein may be altered;

•	We were informed that the Business Plans that were furnished and used in our analysis have been approved by the TCO Board of Directors. With no harm on this fact, nor the TCO or its managers or shareholders impelled any restriction about our skills in (i) obtaining all the requested information to issue the present Economic-financial Analysis and reach the conclusions presented herein; (ii) choosing with independence the methodologies we have used to reach conclusions presented in this Economic-financial Analysis; and (iii) reaching with independence the conclusions presented in this Economic-financial Analysis;

•	No investigations were carried out with regards to proprietary titles of the companies involved in this report, nor were checks carried out as to the existence of encumbrance or liens on this company;

•	We did not take into consideration the tax effects that the TCO shareholders may suffer from the TCO Operators stocks merger operation into TCO Holdings, nor any charges, taxes or expenses that may occur upon the completion of this merger operation;

TRANSACTION ADVISORY SERVICES	1

•	Ernst & Young is not to be held responsible for updating this report in regards to events and circumstances that may occur subsequent to the reference date of this report;

•	We have not had an opportunity to expose the companies’ shares, businesses or assets to the marketplace. Accordingly, we are unable to conclude whether or not potential purchasers might be willing to pay an amount for the businesses which is in excess of our fair market values estimates as set out herein;

•	This report objective is to support the goodwill amortization generated on the merger of TCO into TCP according to the CVM Instruction n. 319. However this report makes no recommendation regarding the period for this goodwill amortization;

•	The values presented herein refer to the fair market value for TCO Operators. However the values do not reflect necessarily that ones involved on the TCO Operators stocks merger operation into TCO Holdings; and

•	To reach our objective, the following procedures were carried out:

1.	Independent analysis of the TCO Holdings (Consolidated and Non-consolidated) and TCO Operators Business Plans provided by TCO, mainly related to the revenues, expenses, taxes, depreciation and capex accounts;

2.	Discussion with the TCO management regarding the market, business and economic assumptions applied on the TCO Holdings (Consolidated and Not-consolidated) and TCO Operators Business Plans, as well as to check out its reasonability with similar operations in the same markets of the evaluated companies;

3.	Checking of the Macroeconomic assumptions, such as exchange rate and inflation applied on the TCO Holdings (Consolidated and Not-consolidated) and TCO Operators Business Plans. This check out was made by comparing the information with government official information;

4.	Updating of the Population growth projections information of the Brazilian States covered by TCO Operators;

5.	Economic-financial valuation of TCO Holdings (Consolidated) and TCO Operators throughout the calculation of the Free Cash Flow components, such as Net Profit, Depreciation, Working Capital, Capital Expenditures and Perpetuity, by applying the Discounted Cash Flow methodology; and

6.	Calculation of a Discount Rate that accurately reflects the costs of TCO Holdings and TCO Operators. That Discount Rate was used to bring forward the companies projected Cash Flows.

TRANSACTION ADVISORY SERVICES	2

II – LIMITATION ON DISTRIBUTION AND UTILIZATION

This report and the opinions as well as the conclusions contained herein are meant to be used by TCO and its shareholders. However, we are aware of TCO Holdings and TCO Operators are joint-stock companies and should notice all the interested parties any relevant information of their management, including the present report and its objectives. For any other interested part, TCO must respect the following statements:

1. Ernst & Young should be notified in regards to any distribution of this report, which should be previously approved by our company;

2. The receiving party should agree, in writing, not to distribute this report to any other party belonging to another financial group; and

3. This report should not be distributed in separate parts.

Any user of this report should be aware of the conditions on which this work was based, as well as the Brazilian market and economic situation.

Ernst & Young will answer any questions that the receiving party may have with regard to this report, at the expense of TCO, only if the scope of such questions and answers are previously agreed between TCO and the receiving party.

The results of this report depend on suppositions, which serve as the basis for the projections. The projected cash flows (April 2004 to December 2013) used for the TCO Holdings and TCO Operators economic-financial valuations may differ substantially from the real cash flows, since the suppositions represent future estimates.

The factors that may result in differences between projected cash flows and actual results include changes in the external environment, changes in the internal operating environment of the companies and differences between models. The Discounted Cash Flow method does not anticipate changes in the external and internal environments in which the company is involved, except for those mentioned in this report. The projections are based on our understanding of the companies’ products and on experiences acquired, together with the reports supplied by the companies and discussions with the management team.

This report approaches methods and suppositions used for the development of cash flows. The results will only be relevant for the users subsequent to their understanding of the methods and premises involved in the projections.

The values obtained from the TCO Holdings and TCO Operators economic-financial valuations should be used for the following purposes: i) as value references for the TCO Operators stocks merger operation into TCO Holdings according to the Federal Law n. 6.404/76, Article 252, §1st; ii) as value references for the goodwill transference operation involving the Vivo Group companies Telesp Celular Participações S.A. (“TCP”) and TCO according to the CVM Instruction n. 319. Therefore, the economic-financial valuations presented herein should not be used for any other purpose.

TRANSACTION ADVISORY SERVICES	3

III – EXECUTIVE SUMMARY

Please follow the current organization chart of TCO Holdings and TCO Operators:

TCO Holdings Consolidated

     Source: TCO

As previously mentioned, our work aimed to perform the TCO Holdings and TCO Operators economic-financial valuations for the following purposes: i) as value references for the TCO Operators stocks merger operation into TCO Holdings according to the Federal Law n. 6.404/76, Article 252, §1st; ii) as value references for the goodwill transference operation involving the Vivo Group companies Telesp Celular Participações S.A. (“TCP”) and TCO according to the CVM Instruction n. 319. Therefore, the economic-financial valuations presented herein should not be used for any other purpose.

TRANSACTION ADVISORY SERVICES	4

As a final result of this work, we obtained the following fair market values for TCO Holdings (Consolidated) and TCO Operators. It is important to state that the values obtained for TCO Holdings include, besides its interest in TCO Operators, the operational activity as the Band A mobile operator in Brasília:

	Company Value	Company Value	Company Value
	(R$ 000)	(R$ 000)	(R$ 000)
Companies	Minimum	Mean	Maximum
TCO Holdings (Consolidated)	6,758,716	7,586,044	8,712,015
TCO (AC)	141,839	157,332	178,388
TCO (GO)	1,761,203	1,954,589	2,217,425
TCO (MT)	1,173,650	1,300,437	1,472,669
TCO (MS)	737,915	816,654	923,703
TCO (RO)	315,139	350,397	398,332
TCO (NBT)	1,214,947	1,403,002	1,660,248

Source: TCO / Ernst & Young

The above mentioned values would result in the following values per share for TCO Holdings (Consolidated) and TCO Operators:

	Stocks	R$ 000	R$ 000	R$ 000
	(x1000)	per Share	per Share	per Share
Companies		Minimum	Mean	Maximum
TCO Holdings (Cons.) (*)	375,656	17.99	20.19	23.19
TCO (AC)	1,987	71.39	79.19	89.78
TCO (GO)	6,735	261.48	290.19	329.22
TCO (MT)	711	1,650.54	1,828.84	2,071.06
TCO (MS)	1,265	583.12	645.34	729.93
TCO (RO)	726	433.83	482.37	548.36

(*) 1,000 stocks. Total number of stocks less the stocks in treasury.

Source: TCO / Ernst & Young

		Ratio per	Ratio per	Ratio per
	TCO Stock	TCO Stock	TCO Stock	TCO Stock
Companies		Minimum	Mean	Maximum
TCO Holdings (Cons.) (*)	1.000	1.000	1.000	1.000
TCO (AC)	1.000	3.968	3.921	3.871
TCO (GO)	1.000	14.533	14.370	14.196
TCO (MT)	1.000	91.738	90.563	89.302
TCO (MS)	1.000	32.410	31.957	31.474
TCO (RO)	1.000	24.113	23.886	23.645

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	5

IV – VALUATION METHODOLOGIES

There are no determined formulas or rules that may be used in any circumstances in the valuation of companies or enterprises. However, academics and market professionals have developed valuation approaches and methods generally accepted.

These ways and methods differ from one to another in the sense that each one focuses different aspects of a business. Even so, and even if formally correct, when applied in practice, they present distinctive aspects and problems for the treatment of the companies core variables.

The valuation approaches and, among them, the valuation methods, should thus be carefully chosen in accordance with the nature and features of the business to be valuated. They also depend on the purpose of the valuation exercise.

The main approaches and methods proposed may be summarized as follows:

•	Financial Approach

•	Discounted Cash Flow Method

•	Dividend Discount Method

•	Market Approach

•	Analysis of Comparable Transactions

•	Analysis of Peer Companies

•	Cost Approach

•	Book Value or Adjusted Book Value

•	Liquidation Value

For the TCO Holdings and TCO Operators economic-financial valuations we have applied the Discounted Cash Flow methodology (DCF).

TRANSACTION ADVISORY SERVICES	6

IV.1 – Discounted Cash Flow

The Discounted Cash Flow (“DCF”) method is recognized worldwide as the one that more appropriately translates the economic value of an enterprise, company or business that is an integral part of a larger structure, in the operational phase or in the project stage. In this method, the company performance is analyzed under the operational focus and the non-operational results (including the financial results) are dealt separately.

The economic-financial valuation task includes the future behavior projection of the company basic economical parameters. The task is developed in two consecutive stages, as follows:

•	identification of economical parameters that affect the company operation; and

•	projection of expected results.

TCO Holdings and TCO Operators economic parameters identification stage was based on the following: analysis of historical statements and conciliation of the companies’ historical data with macro-economic variables, which consider the economic, social and political environment in which the company is participating.

In the following stage, which represents the economic-financial valuation itself, we projected a scenario that seeks for a real picture of the expectancies for TCO Holdings and TCO Operators.

The projected future results were brought forward to current value by the discount rate, obtaining thus the values of the companies. Non-operating assets and liabilities are added to theses values, obtaining thus the economical values of TCO Holdings and TCO Operators on the reference date.

In this aspect, the company value was determined as per the formula below:

VN = VPFOP + VPP ± VNOP

Where,

VN	=	Company Value or Business Value;
VPFOP	=	Current value of operational cash flows in the projection horizon;
VPP	=	Current value of the residual value, calculated on the perpetuity method; and
VNOP	=	Value of non-operating assets and liabilities expressed on the reference date.

TRANSACTION ADVISORY SERVICES	7

The value conclusion represents the fair market value, which is generally defined as “the highest price, expressed in terms of cash equivalents, at which property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller, acting at arms length in an open and unrestricted market, when neither is under compulsion to buy or sell and when both have reasonable knowledge of the relevant facts”.

IV.1.1 — Cash Flow

The following basic guidelines were adopted for the projection of the company operational cash flow:

Ä	Projection Horizon: the projection period used must reflect the natural cycle of the business and may vary in accordance with the industry or sector to be analyzed or even based on the companies strategic planning cycle;

Ä	Income Tax (IR) and Social Contribution (CS) payable: for the calculation of IR & CS the current legislation was considered;

Ä	Tax Offset: the Negative Basis of CS and Tax Losses to Offset, when verified, were compensated as provided by the current legislation;

Ä	Tax Benefits: the goodwill tax benefits, when verified, was not considered for the present economic-financial valuation analysis;

Ä	Operating working capital requirements: calculated by projecting operational applications and sources, but not considering non-operational investments on the reference date, financing nor installments of taxes overdue, which are dealt separately;

Ä	Cash Flow: to obtain the Cash Flow which determined the values of the businesses, we started from the projection of the company profit (not considering non-operational results), subtracted the taxes calculated on this profit, added the depreciation and amortization expenses. For fixed assets, investments were deduced and eventual working capital needs were considered; and

Ä	Residual Value: the Residual Value expresses the cash flow generated after the projection horizon considered. The most used method for the calculation of the residual value is the perpetuity method, which calculates the residual value as being the current value of a cash flow considered as standard perpetuated after the last year of projection.

TRANSACTION ADVISORY SERVICES	8

IV.1.2 — Discount Rate

The discount rate used to determine the current operational cash flow of TCO Holdings and TCO Operators, corresponds to the Weighted Average Cost of Capital (WACC).

The Weighted Average Cost of Capital is the appropriate rate to discount the operational cash flows because it reflects the capital providers opportunity cost, weighted by the companies capital structure.

The Weighted Average Cost of Capital is defined by the following formula:

WACC = (E/(E+D)) * RE + (D/(E+D)) * RD

Where,

E	=	Equity;
D	=	Debt;
RE	=	Cost of Equity;
RD	=	Cost of Debt.

IV.1.3 — Capital Structure

For the calculation of the discount rate, we used an optimal capital structure provided by TCO management, which we considered reliable obtaining thus the parameters D (debt) and E (equity).

The Cost of Equity (RE)

Ä	The cost of equity is assessed through the Capital Asset Pricing Model (CAPM), which shows the expected return and level of risk to the investor. The calculation of this risk takes into account three factors: the country, sectorial and liquidity risks.

Ä	To estimate the cost of financing through equity, data from the U.S. market was used, since Brazilian stock market data may cause distortions in the model. Thus it is necessary to add to the model the “Brazil Risk”.

TRANSACTION ADVISORY SERVICES	9

The CAPM model equation is:

RE = RF+β* [E(RM) - RF] + aBR

Where:

RF	=	Yield of an asset that presents no risks;
β	=	Systematic risk compared to peer companies;
[E(RM)-RF]	=	Expected return of market portfolio compared to the return rate of an asset that presents no risk; and
αBR	=	Brazil Risk (*)

(*) The Brazil Risk return considered is the C-Bond. This is the government bond of best market liquidity.

The following procedure is adopted to define Betas:

•	Identification and selection of peer companies (when it is not possible to obtain significant Betas of the companies being valuated);

•	Determination of its co-relations with the relevant stock markets; and

•	Calculation of the weighted Betas which will be used to determine the risk of each companies/businesses unit.

It is important to note that the Betas observed in the capital markets for peer companies includes the different levels of leverage of these companies. Therefore, it is necessary to extract the leverage factor in order to calculate the risk factor determined by the market on the operational risks inherent to the businesses. For such, the following formula is applied:

#d=#/[1+(1-T)*(D/E)]

Where:

βd	=	De-leveraged Beta — risk of comparable companies shares, less the leverage of each one of them;
β	=	Leveraged Beta — risk of comparable companies shares, plus the leverage of each one of them;
T	=	Income tax and social contribution rates for each comparable company; and
D/E	=	Debt/equity of each comparable company.

TRANSACTION ADVISORY SERVICES	10

After defining the capital structure of the company/unit, the new Beta should be calculated, now re-leveraged, based on the following formula:

βr=βd*[1+(1-T)*(D/E)]

Where,

βr	=	Re-leveraged Beta to be used as a basis for the calculation of financing cost (provided by its own sources);
βd	=	De-leveraged Beta — risk of comparable companies shares, less the leverage factor of each one of them;
T	=	Income tax and social contribution rate of the company under analysis; and
D/E	=	Debt/equity of the company under analysis.

The Cost of Debt (RD):

The cost of capital measures the companies cost of borrowings for the financing of projects. In general terms it is determined by the following variables:

•	The current level of interest rates;

•	The risk of the companies default; and

•	The fiscal benefits associated to the financing (debt).

The Income Tax and Social Contribution rates have a direct bearing on the cost of debt, since these payments are deductible for tax purposes. Thus, the cost of debt is given by the following formula:

RD = RB * (1 — T)

Where,

RD	=	Cost of Debt;
RB	=	Real Rate of the Debt; and
T	=	Social Contribution and Income Tax Rate.

TRANSACTION ADVISORY SERVICES	11

The cost of debt is not the coupon rate on bonds that the companies have outstanding, nor the rate at which the companies were able to borrow in the past. Though these may determine the real interest cost that the companies will have to pay in the current year, they do not determine the after-tax cost of the debt. Basically, the rate to be considered would be the one that the companies could borrow money in the future.

IV.1.4 — Residual Value/Perpetuity Method

The most used method for the calculation of the residual value is the perpetuity method, which calculates the residual value as being the current value of a cash flow considered as standard perpetuated after the last year of projection.

For the period subsequent to the projected horizon, this method is based on some premises, as follows:

Ä	The companies obtain constant margins, constant turnovers and constant returns on the invested capital;

Ä	The companies invest a steady proportion of the gross operating cash flow, enough to replace the annual depreciation and maintain the companies operating in perfect conditions; and

Ä	The companies obtain a return equal to the Weighted Average Cost of Capital - WACC on any new investment in the period subsequent to that projected.

The residual value on the date of the last projected flow is given by the following formula:

Residual Value = Adjusted Operating Cash Flow * (1+ g)
WACC — g

Where:

g	=	growth rate

TRANSACTION ADVISORY SERVICES	12

V — MARKET ANALYSIS

V.1 — Mobile Telephony Market

The demand for mobile telephones in Brazil has a different characteristic from that observed in developed countries. In these countries, where the demand for conventional telephony has been fully supplied, the mobile phone is an extra convenience. In Brazil, the mobile telephone service has a higher fee but it allows a quicker expansion. So it became an alternative for a huge not attended demand for conventional telephony.

This demand profile allowed the pre-paid subscribers base to quickly overcome the post-paid base, representing 72% of the mobile telephone plant in 2002, against 38% in 1999. It implied in a decrease of the average revenues per user from R$73/per month (1999) to R$45/per month (2002) because of the low revenues generated by a pre-paid subscriber in relation to the post-paid ones.

The solution for this problem has been the stimulation of the traffic with the wireless services for data transmission and Internet access increase.

V.2 — The Market in 2003

Unlike other sectors in the Brazilian economy, the one dedicated to mobile phones has shown good results in 2003. Such positive evolution may be accounted by an increase in the number of operators and by the fact that tougher competition has caused a decline in mobile phone (activation) prices. In addition, sale through traditional outlets has allowed mobile phones to be bought on credit.

The adverse economic environment (higher unemployment, lower income), which kept consumers away from higher price appliances, led demand towards mobile phones, mainly on special dates, such as Mother’s Day and Valentine’s Day. This had already occurred on Christmas 2002.

The technological appeal of mobile phones has also prompted sales. Such features as Internet access, software download and embedded cameras have kept the market active.

TRANSACTION ADVISORY SERVICES	13

VI — COMPANY ANALYSIS

TCO Holdings controls six mobile phone operators: Teleacre Celular S.A., Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A. and Norte Brasil Telecom S.A., in 11 Brazilian states and in the Federal District: Goiás, Mato Grosso, Mato Grosso do Sul, Rondônia and Tocantins — Area 7 - and Acre, Amazonas, Amapá, Maranhão, Pará and Roraima - Area 8.

Established on May 22nd, 1998, Tele Centro Oeste Celular Participações S.A. – TCO Celular – emerged upon the privatization of Sistema Telebrás, when former holding company Telebrás was restructured and divided into 12 new holding companies. On June 29th, 1998, when the Federal Government sold its ownership interest in the 12 holding companies, TCO Celular was acquired by Splice do Brasil Telecomunicações, and Eletrônica S.A. – through its subsidiary BID S.A..

TCO Celular acquired, at the auction, the right to exploit mobile phone Band B in concession Area 8, which comprises Brazil’s Northern Region and the State of Maranhão. In October 1999, Norte Brasil Telecom S.A. — NBT commenced its operations with 100% digital technology (TDMA).

In April 2001, TCO IP – a wholly owned subsidiary of TCO Celular – was established. TCO IP’s main business purpose is that of providing telecommunication services in general, including data and multimedia telecommunication, both within the Brazilian territory and internationally.

On April 26th, 2002, TCO Celular held a Special Meeting where the merger of Telebrasília Celular S.A. into the Company and the transfer of the absorbed entity’s mobile phone concession rights were approved.

On January 16th, 2003, TCO Celular advised its shareholders and the public that it had noticed (through its controlling shareholder) about the Preliminary Stock Purchase Agreement between its controlling shareholder and Brasilcel N.V. for transfer of majority interest in the Company to Telesp Celular Participações S.A. or other corporation belonging in the Brasilcel N.V. group (a Joint Venture of Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Telefónica Móviles, S.A.).

On April 28th, 2003, TCO Celular announced the transfer of majority ownership interest in the Company to Telesp Celular Participações S.A. The financial settlement of the operation and the transfer of shares representing majority ownership interest in TCO took place on the same date.

In February 2003, TCO, as a holding company for mobile phone services (SMC) in Regions 7 and 8 and holder of 3.18 million clients (March/2003), decided to substitute its SMC Concession Contracts for the Personal Mobile Phone Services Authorization Statement (SMP) in regions I (sub-frequency “B”) and II (sub-frequency “A”) of the General Plan for Concession Grants PGO.

TRANSACTION ADVISORY SERVICES	14

VII — GENERAL ASSUMPTIONS

The general assumptions adopted, so as to faithfully and realistically reflect the companies operations, are described below:

Ä	The Valuation reference date is March 31st, 2004;

Ä	This valuation considered the projective period of 9 (nine) years and 9 (nine) months between April 2004 and December 2013 and perpetuity;

Ä	The Valuation works considered the TCO Holdings and TCO Operators Business Plans provided by TCO management;

Ä	The projections were made in nominal currency considering the inflation projections provided by TCO, which we considered reliable by comparing them with the Brazilian Central Bank projections. The projected Cash Flows were converted into American Dollars using the average exchange rate projections. The projected Cash Flow sum was converted again to Brazilian Real using the exchange rate of the reference date (US$/R$ 2,91);

Ä	The results projection started from the Revenues net of taxes and deductions. This way, we considered that eventual taxes and deductions gains/losses were completely transferred to the customers, and they would not affect the companies margins;

Ä	The calculation of Social Contribution tax considered the rate established by current legislation (Law n. 10,637 as of December 30th, 2002), namely 9% on Earnings Before Taxes. The calculation of Income Tax was also based on applicable legislation (Law n. 9,430 as of December 27th, 1996), namely 15% on Earnings Before Taxes and a 10% surcharge on amounts in excess of R$ 240 thousand;

Ä	We considered a sensibility of 1% (up/down) over the discount rate for all the evaluated companies;

Ä	We considered a nominal growth rate ranging from 3.5% to 4.5% for the TCO Holdings and TCO Operators perpetuity calculations. These rates reflect the sensibility of a population growth on the stated covered by the TCO Operators and part of the projected inflation;

Ä	The TCO Holdings (Non-consolidated) economic-financial valuation based on the Discounted Cash Flow methodology considers, besides its shareholding in TCO Operators, the operational activity as Band A operator in Brasília; and

Ä	TCO IP, a company fully controlled by TCO, was not valuated because its numbers were considered insignificant in relation to the other valuated companies, as can be seen on the TCO Operators Financial Statements as of March 31st, 2004. This way, the value of this investment was added according to the value presented on the valuations reference date.

TRANSACTION ADVISORY SERVICES	15

VIII — DISCOUNT RATE

The main assumptions for the discount rate calculation are shown below:

COMPANY	β	D/E	T	βd
Vodafone Group Plc (ADR)	0.85	12.0%	36.9%	0.79
Telefonica Moviles, S.A. (ADR)	0.91	176.0%	35.6%	0.43
Nextel Communications	2.12	172.0%	14.4%	0.86
America Movil S.A. de C.V (ADR)	1.91	96.0%	37.9%	1.20

Average Unleveraged Beta				0.82

Source: Market Guide / Ernst & Young

Where,

β	–	Levered Beta of peer companies;
D/E	–	Third Party Capital /Own Capital Ration (Leverage);
T	–	Income Tax Rate (average for the last 5 years); and
βd	–	Unleveraged Beta of peer companies.

ITEM	%	SOURCE	PERIOD
RF USA (T-Note 10 years)	4.43%	Bloomberg	April 26th, 2004
Brazil Risk (*)	6.03%	Bloomberg	April 26th, 2004
Risk Premium [E(Rm)-Rf]	3.70%	Financial Forecast Center	1929 - 2003
Projected IT&SC Rate	34.00%	Legislation/ Ernst&Young	Projection Period
Releveraged Beta	1.05	TCO / Ernst & Young	April 2004
Debt Rate	17.05%	TCO	Projection Period

(*) For Brazil Risk purposes, we considered the C-Bond spread as of April 26th, 2004, which resulted in a Brazil Risk of 6.03%.

				Weighted
			Cost of	Cost of
	Item	%*	Capital	Capital
Debt	D	30%	11.25%	3.38%
Equity	E	70%	14.35%	10.04%

WACC				13.42%

*	For Valuation purposes we considered an optimal capital structure, considered as the best one to reflect the evaluated companies future expectancies.

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	16

IX — RESULTS FOUND

TCO HOLDINGS1

Company Economic Value

In R$000 with exception for taxes

ITEM	Minimum	Mean	Maximum
Discount Rate (WACC)	14.42%	13.42%	12.42%

Perpetuity Growth	3.50%	4.00%	4.50%

Cash Flows Net Present Value	911,248	948,349	987,895
(+) Perpetuity Net Present Value	618,348	781,206	1,013,339

(=) Operating Value	1,529,597	1,729,554	2,001,234

(+) Non-operating Assets	294,946	294,946	294,946
(+) Business Value interest in Teleacre	139,584	154,830	175,552
(+) Business Value interest in Telegoiás	1,712,066	1,900,056	2,155,559
(+) Business Value interest in Telemat	1,149,003	1,273,128	1,441,743
(+) Business Value interest in Telems	727,658	805,303	910,863
(+) Business Value interest in Teleron	306,662	340,971	387,617
(+) Business Value interest in NBT	1,214,947	1,403,002	1,660,248
(-) Non-operating Liabilities	(315,747)	(315,747)	(315,747)

Company Value	6,758,716	7,586,044	8,712,015

Source: TCO / Ernst & Young

Non-operating Assets	R$000
Cash and banks	98,831
Recoverable taxes	67,929
Interest on Equity Receivable	97,637
Loan/swap (financial)	5,284
Investments/Other Assets	25,265

Total	294,946

Non-operating Liabilities	R$000
Loan/swap (financial)	76,869
Profit sharing	127,916
Provision for contingencies	109,281
Other obligations	1,681

Total	315,747

Source: TCO / Ernst & Young

[1]	The operating amounts obtained derives from the activities of TCO Holdings (formerly known as Telebrasilia) as mobile phone operator in Brasília. The economic amounts obtained consolidate the flows of the Brasília operation and the ownership interest that the company has in the economic amounts of TCO Operators.

TRANSACTION ADVISORY SERVICES	17

TELEACRE

Company Economic Value

In R$000 with exception for taxes

ITEM	Minimum	Mean	Maximum
Discount Rate (WACC)	14.42%	13.42%	12.42%

Perpetuity Growth	3.50%	4.00%	4.50%

Cash Flows Net Present Value	72,004	74,862	77,908
(+) Perpetuity Net Present Value	47,974	60,609	78,619

(=) Operating Value	119,978	135,471	156,527

(+) Non-operating Assets	30,060	30,060	30,060
(-) Non-operating Liabilities	(8,199)	(8,199)	(8,199)

Company Value	141,839	157,332	178,388

Source: TCO / Ernst & Young

Non-operating Assets	R$000
Cash and banks	26,494
Recoverable taxes	3,186
Interest on Equity Receivable	—
Loan/swap (financial)	347
Investments/Other Assets	33

Total	30,060

Non-operating Liabilities	R$000
Loan/swap (financial)	5,089
Profit sharing	2,928
Provision for contingencies	96
Other obligations	86

Total	8,199

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	18

TELEGOIÁS

Company Economic Value

In R$000 with exception for taxes

ITEM	Minimum	Mean	Maximum
Discount Rate (WACC)	14.42%	13.42%	12.42%

Perpetuity Growth	3.50%	4.00%	4.50%

Cash Flows Net Present Value	881,346	916,965	954,925
(+) Perpetuity Net Present Value	599,020	756,787	981,665

(=) Operating Value	1,480,367	1,673,752	1,936,589

(+) Non-operating Assets	401,997	401,997	401,997
(-) Non-operating Liabilities	(121,161)	(121,161)	(121,161)

Company Value	1,761,203	1,954,589	2,217,425

Source: TCO / Ernst & Young

Non-operating Assets	R$000
Cash and banks	353,784
Recoverable taxes	47,166
Interest on Equity Receivable	—
Loan/swap (financial)	8
Investments/Other Assets	1,040

Total	401,997

Non-operating Liabilities	R$000
Loan/swap (financial)	81,614
Profit sharing	38,205
Provision for contingencies	855
Other obligations	487
Total	121,161

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	19

TELEMAT

Company Economic Value

In R$000 with exception for taxes

ITEM	Minimum	Mean	Maximum
Discount Rate (WACC)	14.42%	13.42%	12.42%

Perpetuity Growth	3.50%	4.00%	4.50%

Cash Flows Net Present Value	591,118	614,692	639,804
(+) Perpetuity Net Present Value	391,891	495,105	642,225

(=) Operating Value	983,010	1,109,797	1,282,029

(+) Non-operating Assets	216,556	216,556	216,556
(-) Non-operating Liabilities	(25,916)	(25,916)	(25,916)

Company Value	1,173,650	1,300,437	1,472,669

Source: TCO / Ernst & Young

Non-operating Assets	R$000
Cash and banks	172,361
Recoverable taxes	30,352
Interest on Equity Receivable	—
Loan/swap (financial)	13,589
Investments/Other Assets	254

Total	216,556

Non-operating Liabilities	R$000
Loan/swap (financial)	2,201
Profit sharing	23,194
Provision for contingencies	388
Other obligations	133

Total	25,916

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	20

TELEMS

Company Economic Value

In R$000 with exception for taxes

ITEM	Minimum	Mean	Maximum
Discount Rate (WACC)	14.42%	13.42%	12.42%

Perpetuity Growth	3.50%	4.00%	4.50%

Cash Flows Net Present Value	355,544	369,969	385,345
(+) Perpetuity Net Present Value	244,193	308,507	400,180

(=) Operating Value	599,737	678,477	785,525

(+) Non-operating Assets	177,723	177,723	177,723
(-) Non-operating Liabilities	(39,545)	(39,545)	(39,545)

Company Value	737,915	816,654	923,703

Source: TCO / Ernst & Young

Non-operating Assets	R$000
Cash and banks	145,922
Recoverable taxes	19,825
Interest on Equity Receivable	—
Loan/swap (financial)	11,855
Investments/Other Assets	122

Total	177,723

Non-operating Liabilities	R$000
Loan/swap (financial)	21,791
Profit sharing	17,127
Provision for contingencies	332
Other obligations	295

Total	39,545

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	21

TELERON

Company Economic Value

In R$000 with exception for taxes

ITEM	Minimum	Mean	Maximum
Discount Rate (WACC)	14.42%	13.42%	12.42%

Perpetuity Growth	3.50%	4.00%	4.50%

Cash Flows Net Present Value	163,273	169,722	176,594
(+) Perpetuity Net Present Value	109,383	138,192	179,256

(=) Operating Value	272,656	307,914	355,849

(+) Non-operating Assets	52,847	52,847	52,847
(-) Non-operating Liabilities	(10,364)	(10,364)	(10,364)

Company Value	315,139	350,397	398,332

Source: TCO / Ernst & Young

Non-operating Assets	R$000
Cash and banks	45,566
Recoverable taxes	7,214
Interest on Equity Receivable	—
Loan/swap (financial)	—
Investments/Other Assets	67

Total	52,847

Non-operating Liabilities	R$000
Loan/swap (financial)	3,792
Profit sharing	5,991
Provision for contingencies	459
Other obligations	121

Total	10,364

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	22

NORTE BRASIL TELECOM

Company Economic Value

In R$000 with exception for taxes

ITEM	Minimum	Mean	Maximum
Discount Rate (WACC)	14.42%	13.42%	12.42%

Perpetuity Growth	3.50%	4.00%	4.50%

Cash Flows Net Present Value	700,165	730,352	762,574
(+) Perpetuity Net Present Value	599,407	757,276	982,299

(=) Operating Value	1,299,573	1,487,628	1,744,873

(+) Non-operating Assets	133,196	133,196	133,196
(-) Non-operating Liabilities	(217,822)	(217,822)	(217,822)

Company Value	1,214,947	1,403,002	1,660,248

Source: TCO / Ernst & Young

Non-operating Assets	R$000
Cash and banks	71,271
Recoverable taxes	36,535
Interest on Equity Receivable	—
Loan/swap (financial)	(0)
Investments/Other Assets	25,390

Total	133,196

Non-operating Liabilities	R$000
Loan/swap (financial)	199,663
Profit sharing	17,395
Provision for contingencies	722
Other obligations	41

Total	217,822

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	23

X — PROJECTION ASSUMPTIONS

TRANSACTION ADVISORY SERVICES	24

A — MACROECONOMICAL ASSUMPTIONS

ITEM	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Exchange Rate (U$/R$) End of year	2.89	3.07	3.28	3.44	3.56	3.69	3.74	3.80	3.86	3.91	3.97
Exchange Rate (U$/R$) Average	3.21	2.98	3.17	3.36	3.50	3.63	3.71	3.77	3.83	3.88	3.94
Inflation (General Market Price Index)	7.50%	7.14%	5.50%	5.61%	5.06%	4.71%	4.52%	4.33%	4.33%	4.33%	4.33%
ICMS — Value-Added Tax on Services	25.00%	25.00%	25.00%	25.00%	25.00%	25.00%	25.00%	25.00%	25.00%	25.00%	25.00%
ICMS — Value-Added Tax on Data	25.00%	25.00%	25.00%	25.00%	25.00%	25.00%	25.00%	25.00%	25.00%	25.00%	25.00%
ICMS — Value-Added Tax on Terminals	16.00%	16.00%	16.00%	16.00%	16.00%	16.00%	16.00%	16.00%	16.00%	16.00%	16.00%
PIS/COFINS	3.65%	4.15%	4.15%	4.15%	4.15%	4.15%	4.15%	4.15%	4.15%	4.15%	4.15%

Source: TCO / Banco Central do Brasil

Exchange rate and inflation macroeconomic forecasts are based on official data issued by the Brazilian Central Bank (Bacen). As to dollar exchange rates, we considered was given to Bacen forecasts until 2008. Subsequent to the period mentioned before, currency devaluation was considered as per the differences in the Brazilian and American inflation at 1.5% per year (Power Purchase Parity - PPP).

TRANSACTION ADVISORY SERVICES	25

B — MARKET ASSUMPTIONS

Variables considered in market forecasts are: Market Size, Mobile Phone Market Penetration Rates, and TCO Holdings’ (Not-consolidated) and TCO Operators’ market share.

For Market Size forecasts, we considered the vegetative growth (according to the Brazilian Geography and Statistics Institute (IBGE)) of the regions where TCO Operators operates. Forecasts reveal a significant increase of Penetration Rates in all regions.

As competition is growing in the regions where TCO Operators operates, we considered a loss in market share in all regions.

TRANSACTION ADVISORY SERVICES	26

TCO HOLDINGS (Non–Consolidated)

     Market Size — TCO Holdings

Source: TCO / IBGE / Ernst & Young

     Subscribers — TCO Holdings

Source: TCO / Ernst & Young

[2] According to TCO management, the Brasília subscriber basis is characterized by consumers who hold more than one subscription.

TRANSACTION ADVISORY SERVICES	27

TELEACRE

     Market Size — Teleacre

Source: TCO / IBGE / Ernst & Young

     Subscribers — Teleacre

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	28

TELEGOIÁS

     Market Size — Telegoiás

Source: TCO / IBGE / Ernst & Young

     Subscribers — Telegoiás

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	29

TELEMAT

     Market Size — Telemat

Source: TCO / IBGE / Ernst & Young

     Subscribers — Telemat

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	30

TELEMS

     Market Size — Telems

Source: TCO / IBGE / Ernst & Young

     Subscribers — Telems

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	31

TELERON

     Market Size — Teleron

Source: TCO / IBGE / Ernst & Young

     Subscribers — Teleron

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	32

NORTE BRASIL TELECOM

     Market Size — Norte Brasil Telecom

Source: TCO / IBGE / Ernst & Young

     Subscribers — Norte Brasil Telecom

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	33

C — NET REVENUES

For net revenue forecasts, we considered TCO Operators’ subscriber basis, as it grows along with the market. We also considered a moderate increase in the quantity of minutes devoted to phone use, which tends to become stable, and nominal increases in some fees.

TRANSACTION ADVISORY SERVICES	34

TCO HOLDINGS (Non-Consolidated)

     Net Revenues — TCO Holdings

Source: TCO / Ernst & Young

     ARPU/Month — TCO Holdings

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	35

TELEACRE

     Net Revenues — Teleacre

Source: TCO / Ernst & Young

     ARPU/Month — Teleacre

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	36

TELEGOIÁS

     Net Revenues — Telegoiás

Source: TCO / Ernst & Young

     ARPU/Month — Telegoiás

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	37

TELEMAT

     Net Revenues — Telemat

Source: TCO / Ernst & Young

     ARPU/Month — Telemat

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	38

TELEMS

     Net Revenues — Telems

Source: TCO / Ernst & Young

     ARPU/Month — Telems

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	39

TELERON

     Net Revenues — Teleron

Source: TCO / Ernst & Young

     ARPU/Month — Teleron

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	40

NORTE BRASIL TELECOM

     Net Revenues — Norte Brasil Telecom

Source: TCO / Ernst & Young

     ARPU/Month — Norte Brasil Telecom

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	41

D — OPERATING EXPENSES

Operating expenses include operation, administration, sales, and general expenses. Forecasts are based on historical data and emphasize the points below:

•	According to TCO management, Payroll grew significantly in 2004 due to the companies’ integration process. Other periods consider nominal growth according to Brazil’s inflation;

•	Interconnection Expenses fell in 2004 due to the Bill & Keep premise (based on the average fees). This drop has also impacted revenues, but, as revenues are much higher, they do not reflect the impact.

•	Network Expenses include new investment plans mainly, as they consider the constant replacement of leased circuits for company owned networks. In addition, we considered the construction of a CDMA layer, which will require leasing new circuits.

TCO HOLDINGS (Non-Consolidated)

     Total Expenses — TCO Holdings

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	42

TELEACRE

     Total Expenses — Teleacre

Source: TCO / Ernst & Young

TELEGOIÁS

     Total Expenses — Telegoiás

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	43

TELEMAT

     Total Expenses — Telemat

     Source: TCO / Ernst & Young

TELEMS

     Total Expenses — Telems

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	44

TELERON

     Total Expenses — Teleron

     Source: TCO / Ernst & Young

NORTE BRASIL TELECOM

     Total Expenses — Norte Brasil Telecom

     Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	45

E – EBITDA and EBIT

Forecasts consider increased operating and net margins stemming mainly from revenue growth, which was caused by a greater number of subscribers and lower spending — afforded by synergies occurred while restructuring the companies.

TRANSACTION ADVISORY SERVICES	46

TCO HOLDINGS (Non–Consolidated)

     EBITDA (nominal R$ millions) — TCO Holdings

     Source: TCO / Ernst & Young

     EBIT (nominal R$ millions) — TCO Holdings

     Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	47

TELEACRE

     EBITDA (nominal R$ millions) — Teleacre

     Source: TCO / Ernst & Young

     EBIT (nominal R$ millions) — Teleacre

     Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	48

TELEGOIÁS

     EBITDA (nominal R$ millions) — Telegoiás

     Source: TCO / Ernst & Young

     EBIT (nominal R$ millions) — Telegoiás

     Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	49

TELEMAT

     EBITDA (nominal R$ millions) — Telemat

     Source: TCO / Ernst & Young

EBIT (nominal R$ millions) — Telemat

     Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	50

TELEMS

     EBITDA (nominal R$ millions) — Telems

     Source: TCO / Ernst & Young

     EBIT (nominal R$ millions) — Telems

     Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	51

TELERON

     EBITDA (nominal R$ millions) — Teleron

     Source: TCO / Ernst & Young

     EBIT (nominal R$ millions) — Teleron

     Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	52

NORTE BRASIL TELECOM

     EBITDA (nominal R$ millions) — Norte Brasil Telecom

     Source: TCO / Ernst & Young

     EBIT (nominal R$ millions) — Norte Brasil Telecom

     Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	53

F – CAPITAL EXPENDITURES ASSUMPTIONS

New investment plans consider great network and system expansion for all TCO Operators. Investments are equivalent to approximately 17% of 2004’s net revenues, reaching 7% to 8% as of 2009. In 2007, we considered great capital expenditure due to renewal of permits granted by Brazil’s National Telecommunications Agency (Anatel) to all TCO Operators, except Norte Brasil Telecom.

TCO HOLDINGS (Non–Consolidated)

     Capex — TCO Holdings

     Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	54

TELEACRE

     Capex — Teleacre

     Source: TCO / Ernst & Young

TELEGOIÁS

     Capex — Telegoiás

     Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	55

TELEMAT

     Capex — Telemat

     Source: TCO / Ernst & Young

TELEMS

     Capex — Telems

     Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	56

TELERON

     Capex — Teleron

     Source: TCO / Ernst & Young

NORTE BRASIL TELECOM

     Capex — Norte Brasil Telecom

     Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	57

G — OTHER ASSUMPTIONS

• Depreciation

Depreciation forecasts are based on data provided by TCO management and consider depreciation of both existing fixed assets and new investments, as per depreciation rates that range from 12.5% to 20% per year.

It is important to emphasize that in some of the valuated companies, a significant drop in depreciation expenditures could be verified in 2005. Such drop is mainly due to total depreciation of two relevant accounts, namely data processing equipment and digital telephony equipment.

• Non-operating results

These economic-financial valuations did not consider any financial results. When noted, balances appearing on the reference date Balance Sheets were added or subtracted from the company’s value as non-operating Assets or Liabilities, respectively.

• Working Capital

According to the information available, we admitted the following approximate number of days for analyzing TCO Holdings’ (Non-consolidated) and TCO Operators’ Operating Working Capital:

	approximate number of days
Working Capital	Driver	TCO	AC	GO	MT	MS	RO	NBT
USES
Net Receivables *	NOR	73	64	76	69	78	74	78
Inventories	OPE	29	18	28	12	17	22	25
Other Assets	NOR	7	3	4	4	4	4	6
SOURCES
Social Obligations	OPE	8	2	2	2	2	2	2
Suppliers and consignments	OPE	89	70	106	81	73	73	78
Other Obligations	OPE	35	41	30	29	32	42	29

Where, NOR=Net Operating Revenue and OPE=Total Operating Expenditure

* This working capital account was deemed variable throughout forecasting due to the different nature of cash flow existing between pre-paid and post-paid services.

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	58

H — CASH FLOW

TCO HOLDINGS (Non-Consolidated)

Cash Flow	Apr-Dec 04	2005	2006	2007	2008
Net Profit/(Loss)	116,322	160,128	203,855	221,197	234,040
(+) Depreciation/Amortization	38,454	55,009	73,260	59,277	69,841
(+/-) Working Capital Investments	42,410	5,210	601	559	936
(-) Capital Expenditures	(108,492)	(84,716)	(83,719)	(144,379)	(74,635)
Free Cash Flow (R$000)	88,694	135,632	193,998	136,654	230,181
Free Cash Flow (US$000)	29,784	42,768	57,787	39,033	63,489

Cash Flow	2009	2010	2011	2012	2013
Net Profit/(Loss)	247,721	265,445	276,700	291,507	309,723
(+) Depreciation/Amortization	81,353	90,955	92,819	100,627	104,068
(+/-) Working Capital Investments	874	954	1,298	1,255	1,278
(-) Capital Expenditures	(75,135)	(78,501)	(79,185)	(81,249)	(81,695)
Free Cash Flow (R$000)	254,813	278,853	291,633	312,139	333,375
Free Cash Flow (US$000)	68,591	73,953	76,199	80,352	84,550

Source: TCO / Ernst & Young

     Free Cash Flow — TCO Holdings

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	59

TELEACRE

Cash Flow	Apr-Dec 04	2005	2006	2007	2008
Net Profit/(Loss)	8,430	12,487	15,482	16,794	17,692
(+) Depreciation/Amortization	2,737	3,633	5,073	3,790	4,547
(+/-) Working Capital Investments	6,696	131	90	22	73
(-) Capital Expenditures	(7,830)	(6,620)	(6,040)	(11,175)	(4,947)
Free Cash Flow (R$000)	10,034	9,631	14,605	9,430	17,366
Free Cash Flow (US$000)	3,369	3,037	4,350	2,694	4,790

Cash Flow	2009	2010	2011	2012	2013
Net Profit/(Loss)	18,804	20,331	21,366	22,608	24,029
(+) Depreciation/Amortization	5,435	5,981	5,806	5,981	5,901
(+/-) Working Capital Investments	69	73	99	102	113
(-) Capital Expenditures	(4,443)	(4,410)	(4,192)	(4,195)	(4,851)
Free Cash Flow (R$000)	19,865	21,975	23,079	24,497	25,192
Free Cash Flow (US$000)	5,347	5,828	6,030	6,306	6,389

Source: TCO / Ernst & Young

Free Cash Flow — Teleacre

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	60

TELEGOIÁS

Cash Flow	Apr-Dec 04	2005	2006	2007	2008
Net Profit/(Loss)	107,861	159,798	203,375	219,964	230,482
(+) Depreciation/Amortization	43,072	53,269	72,553	51,367	60,603
(+/-) Working Capital Investments	39,223	(2,746)	(2,143)	(1,814)	(730)
(-) Capital Expenditures	(100,140)	(83,489)	(77,962)	(141,898)	(68,351)
Free Cash Flow (R$000)	90,017	126,832	195,824	127,618	222,003
Free Cash Flow (US$000)	30,228	39,994	58,330	36,452	61,234

Cash Flow	2009	2010	2011	2012	2013
Net Profit/(Loss)	242,969	260,850	271,508	284,365	300,042
(+) Depreciation/Amortization	72,677	81,203	80,327	85,550	88,107
(+/-) Working Capital Investments	(694)	(567)	91	82	195
(-) Capital Expenditures	(67,509)	(70,311)	(71,892)	(74,382)	(74,491)
Free Cash Flow (R$000)	247,443	271,175	280,033	295,616	313,852
Free Cash Flow (US$000)	66,607	71,917	73,169	76,099	79,599

Source: TCO / Ernst & Young

     Free Cash Flow — Telegoiás

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	61

TELEMAT

Cash Flow	Apr-Dec 04	2005	2006	2007	2008
Net Profit/(Loss)	80,398	115,293	138,943	149,010	155,327
(+) Depreciation/Amortization	20,634	26,396	37,096	28,205	34,072
(+/-) Working Capital Investments	18,592	(1,276)	(801)	(799)	(161)
(-) Capital Expenditures	(59,456)	(49,570)	(46,788)	(82,208)	(40,786)
Free Cash Flow (R$000)	60,168	90,844	128,450	94,208	148,451
Free Cash Flow (US$000)	20,205	28,645	38,262	26,909	40,946

Cash Flow	2009	2010	2011	2012	2013
Net Profit/(Loss)	162,716	172,769	179,001	186,659	196,293
(+) Depreciation/Amortization	41,180	46,322	46,748	50,119	51,649
(+/-) Working Capital Investments	(139)	(79)	253	262	295
(-) Capital Expenditures	(40,524)	(42,253)	(42,921)	(44,225)	(44,343)
Free Cash Flow (R$000)	163,233	176,759	183,081	192,814	203,894
Free Cash Flow (US$000)	43,940	46,877	47,836	49,635	51,712

Source: TCO / Ernst & Young

     Free Cash Flow — Telemat

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	62

TELEMS

Cash Flow	Apr-Dec 04	2005	2006	2007	2008
Net Profit/(Loss)	42,537	67,292	84,104	90,511	94,810
(+) Depreciation/Amortization	15,555	20,431	28,424	21,082	25,418
(+/-) Working Capital Investments	21,719	124	(215)	(342)	(176)
(-) Capital Expenditures	(42,882)	(36,655)	(33,438)	(65,414)	(29,671)
Free Cash Flow (R$000)	36,930	51,191	78,875	45,838	90,381
Free Cash Flow (US$000)	12,401	16,142	23,495	13,093	24,929

Cash Flow	2009	2010	2011	2012	2013
Net Profit/(Loss)	99,881	106,810	110,855	115,916	122,313
(+) Depreciation/Amortization	30,704	34,419	34,366	36,692	37,934
(+/-) Working Capital Investments	(147)	(35)	189	154	182
(-) Capital Expenditures	(28,812)	(30,003)	(31,177)	(32,604)	(32,578)
Free Cash Flow (R$000)	101,625	111,190	114,232	120,158	127,851
Free Cash Flow (US$000)	27,356	29,488	29,847	30,931	32,426

Source: TCO / Ernst & Young

     Free Cash Flow — Telems

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	63

TELERON

Cash Flow	Apr-Dec 04	2005	2006	2007	2008
Net Profit/(Loss)	23,807	32,774	39,131	41,998	43,747
(+) Depreciation/Amortization	4,047	5,594	8,515	6,659	8,457
(+/-) Working Capital Investments	8,410	(270)	(124)	(122)	61
(-) Capital Expenditures	(15,260)	(15,444)	(13,618)	(24,720)	(11,469)
Free Cash Flow (R$000)	21,004	22,655	33,904	23,814	40,796
Free Cash Flow (US$000)	7,053	7,144	10,099	6,802	11,252

Cash Flow	2009	2010	2011	2012	2013
Net Profit/(Loss)	45,827	48,630	50,268	52,272	54,789
(+) Depreciation/Amortization	10,481	11,931	12,105	13,132	13,691
(+/-) Working Capital Investments	70	85	166	174	192
(-) Capital Expenditures	(11,050)	(11,559)	(11,973)	(12,508)	(12,504)
Free Cash Flow (R$000)	45,328	49,087	50,567	53,070	56,168
Free Cash Flow (US$000)	12,202	13,018	13,212	13,661	14,245

Source: TCO / Ernst & Young

     Free Cash Flow — Teleron

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	64

NORTE BRASIL TELECOM

Cash Flow	Apr-Dec 04	2005	2006	2007	2008
Net Profit/(Loss)	40,578	90,976	125,430	151,625	176,980
(+) Depreciation/Amortization	43,921	55,131	38,538	45,018	50,227
(+/-) Working Capital Investments	35,877	(5,258)	(5,639)	(3,105)	(1,343)
(-) Capital Expenditures	(55,028)	(57,883)	(49,863)	(48,393)	(49,788)
Free Cash Flow (R$000)	65,349	82,966	108,467	145,145	176,077
Free Cash Flow (US$000)	21,945	26,161	32,309	41,458	48,566

Cash Flow	2009	2010	2011	2012	2013
Net Profit/(Loss)	200,233	220,292	245,312	274,821	300,236
(+) Depreciation/Amortization	48,771	50,860	56,991	57,998	55,116
(+/-) Working Capital Investments	(1,120)	(936)	(1,083)	(1,301)	(1,863)
(-) Capital Expenditures	(51,119)	(53,089)	(55,299)	(57,130)	(60,710)
Free Cash Flow (R$000)	196,765	217,127	245,920	274,388	292,778
Free Cash Flow (US$000)	52,966	57,583	64,255	70,634	74,254

Source: TCO / Ernst & Young

     Free Cash Flow — Norte Brasil Telecom

Source: TCO / Ernst & Young

TRANSACTION ADVISORY SERVICES	65